July 1, 2025

Scott Kirkland
Chief Financial Officer
Ecolab, Inc.
1 Ecolab Place
St. Paul, MN 55102

        Re: Ecolab, Inc.
            Form 10-K for the fiscal year ended December 31, 2024
            Filed February 21, 2025
            File No. 001-09328
Dear Scott Kirkland:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services